UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 under the
Securities Exchange Act of 1934

For the month of   May, 2005

Commission File Number 0-29586

 EnerNorth Industries Inc.
(Address of Principal executive offices)

2 Adelaide Street West, Suite 301, Toronto, Ontario, M5H 1L6, Canada
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X   Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes     No X

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes     No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3- 2(b):
82- _________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

     EnerNorth Industries Inc.

Date: May 16, 2005                  By:____”Sandra J. Hall”____ ______
Sandra J. Hall,
President, Secretary & Director

EnerNorth Industries Inc.
Consolidated Financial Statements
Third Quarter
March 31, 2005
(Unaudited)
(Expressed in Canadian Dollars)

Notice to Reader

Management has compiled the unaudited interim consolidated financial information of EnerNorth Industries Inc. consisting of the Consolidated Balance Sheet as at March 31, 2005, Consolidated Statements of Operations and Deficit and Consolidated Statements of Cash Flows and notes thereto for the period ended March 31, 2005. All amounts are stated in Canadian Dollars. An accounting firm has not reviewed or audited these interim consolidated financial statements.

2 Adelaide Street West, Suite 301, Toronto, Ontario M5H 1L6,  1-866-230-3305, www.enernorth.com

EnerNorth Industries Inc.
Consolidated Balance Sheets
(Expressed in Canadian dollars)
	March 31, 2005	June 30, 2004
	(unaudited)	(audited	)

ASSETS
Current
Cash and cash equivalents	$6,064,431	$600,313
Marketable securities (Market value $2,308,111,
June 30, 2004 - $680,301)	2,018,681	521,039
Receivables	624,842	7,690,129
Inventories	-	466,969
Unbilled revenue	-	1,941,548
Due from co-venturer	-	923,168
Prepaid expenses	-	700,851
Investment	3,281,950	3,365,000
Total current assets	11,989,904	16,209,017
Oil and gas interests (net of accumulated
depletion)	3,882,664	3,750,817
Capital assets (net of accumulated
depreciation and amortization)	-	3,272,538
Future income tax asset	-	30,224

	$15,872,568	$23,262,596

LIABILITIES AND SHAREHOLDERS' EQUITY
Current
Bank indebtedness	$-	$2,213,010
Accounts payable and accrued liabilities	350,398	4,368,412
Due to shareholder	-	42,000
Current portion of long-term debt	-	226,499
Deferred revenue	-	351,782
Future income tax liability	-	276,648
Oakwell claim	7,328,460	7,915,681
Total current liabilities	7,678,858	15,394,032

Long-term debt	-	542,109
Future income tax liability	-	25,617
Site Restoration	225,919	135,819
Total liabilities	7,904,777	16,097,577

Minority interest	-	75,141

Shareholders' equity
Capital stock (Note 6)	43,488,578	43,339,132
Deficit	(35,520,787)	(36,249,254)
Total shareholders' equity	$7,967,791	$7,089,878

	$15,872,568	$23,262,596

The accompanying notes to the financial statements are an integral part of these financial statements

EnerNorth Industries Inc.
Consolidated Statements of Operations and Deficit
(Unaudited)
(Expressed in Canadian dollars)
	For the nine		For the three
	months ended		months ended
	March 31,		March 31,
	2005	2004*	2005	2004*

Revenue
Oil and gas revenue	$753,987	$433,108	$271,878	$119,422
Less: royalties	157,778	68,091	65,834	12,311
	596,209	365,017	206,044	107,111

Expenses
Operating and transportation	354,811	228,032	88,317	71,817
Depletion and accretion	546,448	319,746	184,835	83,534
Administrative expenses	1,873,946	1,372,839	749,972	755,275
Interest	1,542	4,102	359	460
	2,776,747	1,924,719	1,023,483	911,086
Loss before the following	(2,180,538)	(1,559,702)	(817,439)	(803,975)

Foreign exchange gain (loss)	492,781	(159,070)	(11,050)	(6,246)
Oakwell claim	-	(2,150,000)	-	(547,000)
Interest income	221,452	76,156	56,603	17,089
Gain on sale of marketable securities	9,775	14,628	-	-

Net loss from continuing operations before tax	(1,456,530)	(3,777,988)	(771,886)	(1,340,132)

Income taxes
Future (net of valuation provision)	-	(160,018)	-	(461,101)
Utilization of loss carryforwards	-	160,018	-	461,101
-		-	-	-

Net loss from continuing operations	(1,456,530)	(3,777,988)	(771,886)	(1,340,132)

Net income (loss) from discontinued
operations (Note 5)	337,355	835,677	112,367	(420,291)
Gain on disposition of discontinued operations	1,847,642	-	1,847,642	-

Net income (loss)	728,467	(2,942,311)	1,188,123	(1,760,423)

Deficit, beginning of period	(36,249,254)	(32,085,526)	(36,708,910)	(33,267,414)
Deficit, end of period	($35,520,787)	($35,027,837)	($35,520,787)	($35,027,837)

Net income (loss) per common share	$0.18	($0.72)	$0.29	($0.43)

Net loss from continuing operations per
common share	($0.36)	($0.93)	($0.19)	($0.33)

Weighted average common shares
outstanding (thousands)	4,059	4,059	4,059	4,059

Fully diluted net income per common share	$0.16	antidilutive	$0.26	antidilutive

*Comparative figures have been reclassified to conform to the current periods financial statement presentation (See Notes 5 and 7).

The accompanying notes to the financial statements are an integral part of these financial statements

EnerNorth Industries Inc.
Consolidated Statements of Cash Flows
(Unaudited)
(Expressed in Canadian dollars)
	For the nine months		For the three months
	ended March 31		ended March 31
	2005	2004	2005	2004

Cash provided by (used in)

Operating activities
Net income (loss)	$728,467	($2,942,311)	$1,188,123	($1,760,423)
Adjustments to reconcile net income to
net cash provided by operating activities
Amortization, depletion and accretion	735,414	564,480	218,339	179,692
(Gain) loss on sale of capital assets	(2,889)	-	(2,889)	-
Oakwell claim	-	2,150,000	-	547,000
Unrealized foreign exchange (gain) loss	(370,646)	135,000	133,185	-
Loss on sale of capital assets	(3,741,728)	-	(3,741,728)	-
Fair value of stock options	149,446	-	149,446	-
Gain on disposition of discontinued
operations	(1,847,642)	-	(1,847,642)	-
Write down of capital assets	100,000	-	-	-
Minority Interest	10,569	-	95,663	-
Gain on sale of marketable securities	(9,775)	(14,628)	-	-
	(4,248,784)	(107,459)	(3,807,503)	(1,033,731)
Net change in non-cash working capital
Receivables	7,065,287	3,055,526	6,152,854	2,302,372
Inventories and unbilled revenue	2,408,517	1,153,675	936,565	(102,648)
Prepaid expenses	700,851	90,294	115,398	41,748
Accounts payable and accrued liabilities	(4,018,014)	(1,973,177)	(3,806,383)	(70,132)
Restricted cash	-	426,324	-	426,324
Deferred revenue	(351,782)	(2,002,102)	-	(1,765,661)
	1,556,075	643,081	(409,069)	(201,728)

Financing activities
Bank indebtedness	(2,213,010)	(1,606,402)	(860,968)	(582,890)
Repayment of long term debt	(768,608)	(85,439)	(718,872)	858
Repayment to shareholders	(42,000)	(402,419)	(42,000)	-
	(3,023,618)	(2,094,260)	(1,621,840)	(582,032)

Investing activities
Purchase of capital assets	(61,027)	(136,867)	(61,027)	(136,867)
Proceeds from sale of capital assets	34,668	-	34,668	-
Proceeds from sale of discontinued
operations	8,111,989	-	8,111,989	-
Oil and gas interests	(589,270)	(1,253,926)	(112,565)	(463,705)
Net change in due from co-venturer	923,168	(942,542)	1,214,618	(275,520)
Marketable securities	(1,487,867)	(329,607)	(1,499,242)	(31,500)
	6,931,661	(2,662,942)	7,688,441	(907,592)

Increase (decrease) in cash	5,464,118	(4,114,121)	5,657,532	(1,691,352)
Cash, beginning of period	600,313	6,729,283	406,899	4,306,514
Cash, end of period	$6,064,431	$2,615,162	$6,064,431	$2,615,162

Cash, end of period consists of:
Cash	$264,855	$1,359,989	$264,855	$1,359,989
Money market funds	$5,799,576	$1,255,173	$5,799,576	$1,255,173

The accompanying notes to the financial statements are an integral part of these financial statements

EnerNorth Industries Inc.
Notes to Unaudited Consolidated Financial Statements
For the Period Ended March 31, 2005
(Expressed in Canadian Dollars)

1. Basis of Presentation

These unaudited interim consolidated financial statements have been prepared by management following the same accounting policies and methods of computation as the audited consolidated financial statements for the year ended June 30, 2004. These interim financial statements should be read in conjunction with the Company’s audited consolidated financial statements together with notes for the year ended June 30, 2004.

The Company’s primary activities include investment in, exploration and development and production of oil and gas. The unaudited consolidated financial results for the periods ending March 31, 2005 and 2004 include the accounts of the Company and it’s subsidiaries 10915 Newfoundland Limited, 11123 Newfoundland Limited and Euro India Cara Private Limited. The results of operations of its formerly wholly owned subsidiaries held through M&M Engineering Limited are accounted for as discontinued operations (See Notes 5 and 7).

Operating results for the nine months ended March 31, 2005 are not indicative of the results that may be expected for the full year ending June 30, 2005.

These consolidated financial statements have been prepared by management in accordance with accounting principles generally accepted in Canada.

2.	Seasonality and Trend Information

Oil and gas production is not a seasonal business, but increased consumer demand or changes in supply in certain months of the year can influence the price of produced hydrocarbons, depending on the circumstances. Production from the Company's oil and gas properties is the primary determinant for the volume of sales during the year.

3.	Change of Accounting Policy

During 2005, the Company adopted the recommendations of the new CICA Handbook Section 3870, stock-based compensation and other stock-based payments. The primary difference between this new accounting policy and the former policy is that the company calculates the fair value of stock options issued to directors and employees. The Company has chosen to adopt the recommendation prospectively.

As a result of adopting the new accounting policy the Company records compensation expense on all stock options granted. The fair value is recorded at their fair value at date of issuance and the amount is estimated using the Black-Scholes Option Pricing Model. During the three months ended March 31, 2005 the Company recorded $149,446 of compensation expense related to the issuance of stock options.

4.	Segmented information

The Company's operations consist of one operating segment in the oil and gas industry, which includes investment in, exploration, development and production of oil and gas. These operations consist of one cost centre, Canada.

EnerNorth Industries Inc.
Notes to Unaudited Consolidated Financial Statements
For the Period Ended March 31, 2005
(Expressed in Canadian Dollars)

5.	Discontinued Operations

On February 1, 2005 the Company divested its interests in M&M for cash proceeds of Cdn. $7,361,989. The transaction was closed in escrow on February 1, 2005 pending completion of certain closing conditions that were satisfied on February 4, 2005. The transaction is a purchase of 100% of the common shares and 100% of the preferred shares of M&M held by the Company. Prior to closing, the Company retracted preferred shares of M&M for Cdn $1,000,000 cash. The Company received shareholder approval for the transaction at a special meeting of shareholders held on January 26, 2005.

The results of M&M have been accounted for as discontinued operations. Estimated disposal costs have been included in the net income (loss) from discontinued operations.

6.	Share Capital

(a)	Authorized and Issued:

Authorized:
Unlimited number of Common Shares, without par value
Unlimited number of Class A Preference Shares, Series I
Unlimited number of Class A Preference Shares, Series II

Issued
Common shares
# Consideration
Balance, as at June 30, 2004 4,059,009 $43,339,132

Balance, as at March 31, 2005 4,059,009 $43,488,578

(b)	Common share purchase warrants outstanding consist of the following:

Exercise	Expiry	2005	2004
Price	Date	#	#
US$ 1.80	December 31, 2004	-	533,332
		-	533,332

(c)	Common share purchase options outstanding consist of the following:

Exercise	Expiry	2005	2004
Price	Date	#	#
US$0.75	February 28, 2010	600,000	-
		600,000	-

7.	Comparative Figures

As a result of discontinued operations the comparative unaudited consolidated financial statements have been reclassified from statements previously presented to conform to the March 31, 2005 presentation.